Exhibit 99.1

Qiao Xing Universal Announces Sales of Fixed Wireless Phones Poised to Increase Sharply Due
to Arrangements with Mobile Communication Solution Providers

     HUIZHOU, Guangdong, China, Nov. 8 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that the sales of fixed wireless phones products are poised to increase sharply, thanks to arrangements recently made by its subsidiary Hui Zhou Qiao Xing Communication Industry Limited (“HZQXCI”) with a number of mobile communication solution providers who work closely with mobile network operators in China.

     Wu Rui Lin, Chairman of XING, said, “Since the launch of fixed wireless phone products in the spring of 2003, we have worked tirelessly to improve quality and to reduce costs. Fruitful results from these efforts have been recognized by China Unicom and China Mobile, who now number us among their major suppliers for these products.

     “While the unit price of a fixed wireless phone and that of a low-end mobile phone are about the same, the unit gross profit of the former is much higher. As the arrangements with mobile communication solution providers are turning successfully into actual sales, the revenue for these fixed wireless phone products could be as high as US$50 million for the next twelve months.”

About Fixed Wireless Phones

     Fixed wireless phones are physically designed like conventional land-line phones and plug into a wall outlet for power. However, rather than a landline connection they include a cellular radio for connecting to a cell tower. That allows for more in-house portability, as well as far greater ease of installation, especially in areas with dense buildings, public telephones pavilions and less developed and rural areas which do not yet have an extensive landline infrastructure, as still in many parts of today’s China. The service charge rate for fixed wireless phones is comparable to that of land-line phones.

SOURCE Qiao Xing Universal Telephone, Inc.

-0-                         11/08/2004
/CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268,
or rickxiao@qiaoxing.com /
/Web Site: http://www.cosun-xing.com /
(XING)